

Mail Stop 3030

January 30, 2009

Mr. Michael J. Tokich
Chief Financial Officer
Steris Corporation
5960 Heisley Road
Mentor, Ohio   44060

> **Re: Steris Corporation**
> **Form 10-K for the year ended March 31, 2008**
> **Filed May 30, 2008**
> **Form 8-K dated October 30, 2008**
> **File No. 001-14643**

Dear Mr. Tokich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition …, page 24

1.   We note on page 25 that you may, at times, refer to your results of operations excluding certain transactions or amounts that are non-recurring or are not

indicative of your future results. We further note on page 45 that you present your working capital ratio excluding the impact of foreign currency translation adjustments and balances acquired from business acquisitions. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present your results on a GAAP basis.

General Company Overview and Outlook, page 26

2.   The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company's executives are most focused, and the actions they are taking in response. In future filings, please expand this overview disclosure to provide analysis of issues management is concerned with. Such issues might include a discussion of the impact of recent raw material price changes on your ability to pass such costs along to customers or the impact on your business of the transfer of manufacturing operations to Mexico. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 44

Contractual and Commercial Commitments, page 49

3.   With respect to your contractual obligations table on page 49, we note that you exclude your FIN 48 liabilities and benefit payments to participants and contributions to be made under your defined benefit pension plans and other-post medical retirement plans. Please address the following:

•   Please explain to us why you do not believe these amounts are required to be included in the contractual obligations table.

•   To the extent that you continue to not be able to reasonably estimate the future payments for the above-referenced items, please revise future filings to disclose, at a minimum, the total amounts of the related obligations within your contractual obligation table.

Item 8. Financial Statements and Supplementary Data, page 58

Note 1. Nature of Operations and Summary of Significant Accounting Polices, page 65

- Revenue Recognition, page 66

4.   We note that you have individual customer contracts that offer extended payment terms and/or discounts. Please revise future filings to explain how you account for these types of arrangements. Refer to SAB 104 as necessary.

5.   We note from page 9 that you contract with distributors in select markets. In future filings expand your revenue recognition policy to specifically address transactions with distributors including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

6.   You disclose that you enter into multiple element arrangements. For multiple-element arrangements, please tell us and disclose the following in future filings:

  • Describe the nature of such arrangements, including performance-, cancellation-, termination-, or refund-type provisions.

  • Identify contract elements permitting separate revenue recognition, and describe how they are distinguished.

  • Explain how contract revenue is allocated among elements.

  • Disclose when revenue is recognized for each of the separate elements in the arrangement.

- Self-insurance Liabilities, page 68

7.   We note here and on page 58 that you use a third-party actuary to estimate your historical loss experience and actuarial methods to calculate your self-insurance liabilities. While in future filings you (management) may elect to take full responsibility for valuing your liabilities or assets, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consent of the independent valuation firm as an exhibit to the registration statement. Refer to Section 141 of the Securities Act Section 7 and Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/ corpfin/guidance/sasinterp.htm.

Item 9. Changes and Disagreements with Accountants…, page 106

Management's Report on Internal Control Over Financial Reporting, page 107

8.   Please revise this report in future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance

Audit and Financial Policy Committee, page 7

9.   We note your statement on page 7 of your proxy statement that your "board has determined Ms. Feldmann satisfies the definition of audit committee financial expert under the Securities Exchange Act of 1934 Act." Please tell us how your board determined that Ms. Feldmann has the attributes described in Item 407(d)(5)(ii) of Regulation S-K through experience described in Item 407(d)(5)(iii) as it is unclear how such attributes are present from your disclosure on page 4 regarding Ms. Feldmann. See Instruction 2 to Item 407(d)(5).

Item 11. Executive Compensation, page 109

Compensation Discussion and Analysis, page 16 of Schedule 14A

10.   Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.

        • We note, for example, that your discussion does not include detailed analysis of your named executive officers' compensation other than the CEO's. In future filings, please include a comprehensive discussion of how you determined each named executive officers' compensation, including a discussion of elements such as base salary, cash bonus and long term equity incentive compensation. Disclosure regarding these executives such as the third bullet point on page 19 does not provide sufficient disclosure of these decisions.

        • In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer's compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

2.   We note that you use competitive benchmarking as a primary basis in making compensation decisions. Additionally, we note your disclosure on page 17 that "the target salary for our executive positions should generally be within 25% of the median base salary of similar positions…," and note further that "salaries for executives with significant experience and strong past performance should generally not exceed the 75th percentile for similar positions of industrial companies…." Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.   Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 17

11.   In future filings, please disclose the committee's reasons for your CEO's sign-on compensation amounts. For example, please disclose how the committee determined a $200,000 cash payment was the appropriate amount of cash compensation, and we do not see any discussion of Mr. Tokich's $20,000 bonus. Also disclose why such compensation amounts in the form of cash, rather than the form of restricted stock or stock options like the ones disclosed in the third full paragraph on page 20. Please clarify in future filings why there were two sets of equity compensation payments paid to Mr. Rosebrough upon his starting employment and how these sign-on payments of 100,000 options and 33,000 restricted stock units differed from the 35,000 options and 12,000 restricted stock units.

12.   We note your disclosure in the last sentence of this section that you retained Watson Wyatt as a consultant to "evaluate CEO compensation arrangements." Please tell us how Watson Wyatt's role differed from the compensation consultant you identify in the last paragraph on page 16, Towers Perrin, who provided "views regarding total compensation for the CEO." In future filings, please specifically describe the nature and scope of each compensation consultant's assignment, and describe the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement as required by Item 407(e)(3)(iii) of Regulation S-K.

Annual Incentive Compensation (cash bonus), page 18

13.   We note from your discussion under this heading that you have not disclosed the specific "selected financial targets" such as "total revenue growth, total free cash

flow and total earnings before interest and taxes" to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under your plans. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Long Term Equity Incentive Compensation, page 19

14.   In your disclosure under the caption "Long Term Equity incentive Compensation," we note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Stock Ownership Guidelines page 21

15.   We note your disclosure regarding the stock ownership expectations and that "a five year period has been established to attain the applicable share ownership level." In future filings, please disclose how your executives are performing in meeting these expectations and what happens if they do not meet such expectations. For example, it appears some of your named executive officers have not met these expectations including one who appears to have been in a specified position for more than 5 years.

Item 13. Certain Relationships and Related Transactions…, page 110.

16.   We note your disclosure in the first full paragraph on page 11 of your proxy statement that "we have not adopted a related person transactions policy." Please tell us why your board has decided not to adopt a related person

transactions policy. Also, please tell us why you believe your Director Code of Ethics and your Code of Business Conduct for Employees are not "policies and procedures for the review, approval, or ratification of any transaction required to be reported" as described in Item 404(b) of Regulation S-K and why you have not provided all disclosure required under Item 404(b) including disclosure required by Item 404(b)(1)(ii). Please add disclosure in future filings as appropriate.

Form 8-K Dated October 30, 2008

17.   We note that you provide a forecast of your free cash flow for fiscal 2009. Please revise your future filings to provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Refer to the guidance in Item 100(a)(2) of Regulation G.

*   *   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3657 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Jay Mumford
Senior Attorney